BB

06003582

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-29158

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2006
BRANCH OF REGISTRATIONS AND EXAMINATIONS
04

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
National Equity Advisors, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (do not use P.O. Box No.)
840 U.S. Highway One, Suite 100
(No. and Street)

North Palm Beach	Florida	33408
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Susan Wyckoff 561-691-4008
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Daszkal Bolton LLP
(Name – *if individual state last, first, middle name*)

2401 NW Boca Raton Boulevard	Boca Raton	FL	33431
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
X Certified Public Accountant
__ Public Accountant
__ Accountant not resident in United States or any of its possessions

PROCESSED
MAR 17 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid control number

3/15/06

OATH OR AFFIRMATION

I, ______________________________Susan Wyckoff________________________, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ______________________________National Equity Advisors, Inc.______________________________________, as of ________December 31________, 2005____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Susan B. Wyckoff
Signature

President
Title

Marion M. Colter
Notary Public

MARION M. COLTER
Commission # DD0145806
Expires 8/28/2006
Bonded through
(800-432-4254) Florida Notary Assn., Inc.

This report** contains (check all applicable boxes):

X (a) Facing page
X (b) Statement of Financial Condition
X (c) Statement of Income (Loss)
X (d) Statement of Changes in Financial Condition
X (e) Statement of Changes in Stockholders' equity or Partners' or Sole Proprietor's Capital
__ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
X (g) Computation of Net Capital
__ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
__ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3
__ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
__ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X (l) An Oath or Affirmation
__ (m) A copy of the SICP Supplemental Report
__ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit
X (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

NATIONAL EQUITY ADVISORS, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2005

DaszkalBolton LLP

CERTIFIED PUBLIC ACCOUNTANTS

TABLE OF CONTENTS

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

Michael I. Daszkal, C.P.A., P.A.
Jeffrey A. Bolton, C.P.A., P.A.
Timothy R. Devlin, C.P.A., P.A.
Michael S. Kridel, C.P.A., P.A.
Marjorie A. Horwin, C.P.A., P.A.
Patrick D. Heyn, C.P.A., P.A.
Gary R. McConnell, C.P.A., P.A.

Colleen DeWoody Bracci, C.P.A.
Arthur J. Hurley, C.P.A.

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholder of:
National Equity Advisors, Inc.

We have audited the accompanying balance sheet of National Equity Advisors, Inc. (a Florida corporation) as of December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of National Equity Advisors, Inc. at December 31, 2005, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Daszkal Bolton LLP

Daszkal Bolton LLP
Boca Raton, Florida
January 16, 2006

2401 NW Boca Raton Boulevard ◆ Boca Raton, FL 33431-6632 ◆ t: 561.367.1040 ◆ f: 561.750.3236
2401 PGA Boulevard, Suite 196 ◆ Palm Beach Gardens, FL 33410-3500 ◆ t: 561.622.8920 ◆ f: 561.624.1151
PCAOB Registered www.daszkalbolton.com AGN *Affiliated Offices Worldwide*

NATIONAL EQUITY ADVISORS, INC.
BALANCE SHEET
AS OF DECEMBER 31, 2005

ASSETS

Cash and equivalents	$	30,463
Accounts receivable - net		29,827
Total assets	$	60,290

STOCKHOLDER'S EQUITY

Common stock, no par value; 100 shares authorized, 1 share issued and outstanding	$	10,000
Additional paid in capital		5,000
Retained earnings		45,290
Total stockholder's equity	$	60,290

See accompanying notes to financial statements

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2005

Commission income	$	134,607
Operating expenses:		
Payroll and payroll taxes		5,444
Professional services		5,267
Filing fees and licenses		2,480
Rent		1,900
Insurance		610
Miscellaneous		270
Total operating expenses		15,971
Income from Operations		118,636
Other income		
Interest income		357
Net Income	$	118,993

See accompanying notes to financial statements

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2005

	Common Stock		Additional Paid in Capital	Retained Earnings	Total
	Shares	Amount			
Balance, December 31, 2004	1	$ 10,000	$ 5,000	$ 135,297	$ 150,297
Net income	-	-	-	118,993	118,993
Shareholder distributions	-	-	-	(209,000)	(209,000)
Balance, December 31, 2005	1	$ 10,000	$ 5,000	$ 45,290	$ 60,290

See accompanying notes to financial statements

NATIONAL EQUITY ADVISORS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2005

Cash flows from operating activities:	
Net income	$ 118,993
Adjustments to reconcile net income to net cash provided by operating activities:	
Decrease in:	
Accounts receivable	2,298
Net cash provided by operating activities	121,291
Cash flows from investing activities	-
Cash flows from financing activities:	
Distributions to shareholder	(209,000)
Net cash (used by) financing activities	(209,000)
Net decrease in cash	(87,709)
Cash, beginning of year	118,172
Cash, end of year	$ 30,463

See accompanying notes to financial statements

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Description of Business

National Equity Advisors, Inc. ("the Company") was incorporated in the State of Florida on August 18, 1999 for the purpose of conducting business as a broker/dealer in securities. Pursuant to the filing of an amendment of its Form BD, and effective October 1, 1999, the Company was the successor to the broker/dealer registration formerly held by National Advisory Service, Inc. There was no change in the principal. This change is known as a "successor filing by amendment."

The Company operates under the provision of paragraph (K)(2)(i) of Rule 15c3-3 of the Securities and Exchange Commission, and accordingly, is exempt from the remaining provisions of that rule.

Use of Estimates

In preparing financial statements in conformity with generally accepted accounting principles, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reported period. Actual results could differ from those estimates.

Income Taxes

On August 18, 1999, the Company elected to operate as a small business corporation; therefore, no provision for income taxes is required.

Revenue Recognition

Revenues for the Company consist of commission income earned from providers of investment products that the Company sells to individual clients. Commission income is recognized when earned.

Fair Value of Financial Instruments

The fair value of a financial instrument is the amount at which the instrument could be exchanged in a current transaction between willing parties other than in a forced sale or liquidation.

The carrying amount of the Company's financial instruments, including cash and accounts receivable, approximates fair value due to the relatively short-term nature of these instruments.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, *CONTINUED*

Accounts Receivable

The Company's accounts receivable consist of commissions due from providers of investment products that the Company sells to individual clients. Since all receivables were collected in early January 2006, no allowance for doubtful accounts was recorded at December 31, 2005.

NOTE 2 - RELATED PARTY TRANSACTIONS

The Company is currently utilizing office space owned by the sole shareholder. The sole shareholder does not charge the Company rent for the office space.

The Company conducts its monthly meetings of the Board of Directors at a private home owned by the sole shareholder. The sole shareholder charged the Company rent of $1,900 in 2005 for this meeting space.

NOTE 3 - CONCENTRATIONS

For the year ended December 31, 2005, approximately 92% of commission income was earned from the sale of variable annuity products provided by one company.

SUPPLEMENTAL SCHEDULE

NATIONAL EQUITY ADVISORS, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2005

Computation of Net Capital		
Stockholder's equity	$	60,290
Net Capital		60,290
Computation of Aggregate Indebtedness		
Accounts payable and accrued expenses	$	-
Total Aggregate Indebtedness		-
Computation of Required Minimum Net Capital		
Calculation of Required Capital (the greater of):		
Regulatory Minimum or	$	5,000
Calculated Minimum (aggregate indebtedness @ 6.67%)		-
Required Capital		5,000
Net in Excess of Requirement	$	55,290
Ratio of aggregate indebtedness to net capital		0.00 to 1
Percentage of aggregate indebtedness to net capital		-
Net Capital as reported at December 31, 2005 in Form X-17A-5, Part IIA (unaudited) FOCUS report	$	60,290
Net Capital, per above	$	60,290

DaszkalBolton LLP
CERTIFIED PUBLIC ACCOUNTANTS

Michael I. Daszkal, C.P.A., P.A.
Jeffrey A. Bolton, C.P.A., P.A.
Timothy R. Devlin, C.P.A., P.A.
Michael S. Kridel, C.P.A., P.A.
Marjorie A. Horwin, C.P.A., P.A.
Patrick D. Heyn, C.P.A., P.A.
Gary R. McConnell, C.P.A., P.A.

Colleen DeWoody Bracci, C.P.A.
Arthur J. Hurley, C.P.A.

To The Board of Directors and Stockholder of:
National Equity Advisors, Inc.

In planning and performing our audit of the financial statements of National Equity Advisors, Inc., (the "Company") for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involved the internal control, including control activities for safeguarding securities that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be used by anyone other than these specific parties.

Daszkal Bolton LLP

Daszkal Bolton LLP
Boca Raton, Florida
January 16, 2006